FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
January 31, 2001                             Vice President-Investor Relations
                                             214/978-2691


                    HALLIBURTON ANNOUNCES AGREEMENT TO SELL
                            DRESSER EQUIPMENT GROUP

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that it has executed a definitive agreement to sell the company's Dresser Equipment Group (DEG) to an investor group consisting of First Reserve Corporation, Odyssey Investment Partners, LLC and members of the existing DEG management team.
         DEG consists of Dresser Valve Division, Dresser DMD-Roots Division, Dresser Instrument Division, Dresser Wayne Division and Dresser Waukesha Division. These businesses manufacture and market equipment used primarily in the energy, petrochemical, power and transportation industries.
         Total consideration for the transaction is $1.55 billion in cash and assumed liabilities. Subject to adjustments at closing, Halliburton expects to recognize a pretax gain of about $500 million and after tax gain of about $300 million upon closing. As part of the terms of the transaction, Halliburton will retain a five percent equity interest in DEG after closing. Halliburton will receive approximately $1.1 billion in cash after taxes on the sale of DEG.
         Dave Lesar, chairman of the board, president and chief executive officer of Halliburton Company, said, "In the 2000 second quarter we announced our intention to sell DEG following our determination the business did not closely fit Halliburton's core businesses and the company's long-term goals and objectives. The sale of DEG will benefit Halliburton by giving a sharper focus to both the allocation of the company's resources and to investors' interests in its core business activities."
                                     -more-

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Halliburton Company                                page 2

         Morgan Stanley Dean Witter & Co. acted as financial advisor to Halliburton on this matter.
         First Reserve Corporation is a leading private equity firm investing solely in the energy industry with over $1.7 billion under management. First Reserve's investments include Pride International, National Oilwell, Superior Energy Services and Chicago Bridge & Iron.
         Odyssey Investment Partners LLC is a New York based partnership with over $700 million under management. The firm makes private equity investments in management buyouts and other corporate transactions primarily within the manufacturing, telecom and financial services industries.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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